JP MORGAN ACCESS MULTI-STRATEGY FUND, LLC and

J. P. MORGAN ACCESS MULTI-STRATEGY FUND II

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

November 24, 2020

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

JP Morgan Access Multi-Strategy Fund, LLC (File No. 811-21552) (the “MS I Fund”) and J. P. Morgan Access Multi-Strategy Fund II (File No. 811-22575) (the “MS II Fund” and together with the MS I Fund, the “Funds”)

Dear Ms. White:

This letter is in response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) that you provided by telephone on September 17, 2020 in connection with Post-Effective Amendment No. 25 under the Investment Company Act of 1940, as amended (the “Investment Company Act”) to the Registration Statement on Form N-2 of the MS I Fund and Post-Effective Amendment No. 24 under the Investment Company Act to the Registration Statement on Form N-2 of the MS II Fund, each of which was filed pursuant to Rule 485(a) under the Securities Act on August 6, 2020. For your convenience, we have restated your comment below followed by our response. Capitalized terms used but not defined in this letter have the meaning given to them in the Funds’ Registration Statements.

Comment 1: Please advise, supplementally, whether the Funds invest in so-called “covenant-lite” loans, and, if so, provide the percentage of each Fund’s net assets invested in these instruments.

If applicable, please disclose that covenant-lite loans may not be considered to be securities and are not covered by federal securities laws.

Response: Each Fund, as a “fund of hedge funds,” gains exposure to covenant-lite obligations through its investment in the underlying Investment Funds. While the Trust is not able to provide a look through to the covenant lite exposures of the underlying Investment Funds, the Trust expects that each Fund’s overall exposure to covenant-lite loans to generally range between 0-10% of the Fund’s assets. As of September 20, 2020, the estimated over-all exposure to covenant-lite obligations for each Fund was approximately 2.3%.

The Funds believe that the relevant risks of the Funds’ exposure to covenant-lite obligations are appropriately disclosed to Fund investors and respectfully decline to make any changes to this disclosure at this time. However, each Fund will consider adding the requested disclosure the next time it updates its registration statement.

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0152.

Sincerely,

/s/ Anthony Geron
Anthony Geron
Assistant Secretary

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